Actions Semiconductor to Hold an Annual General Meeting on May 11, 2007

ZHUHAI, China, April 15, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today announced that it will hold an annual general meeting at Renaissance Shanghai Pudong Hotel on May 11, 2007.

Actions Semiconductor seeks to obtain shareholders approval to renew the term of its class I directors, and adopt a share-based incentive plan to retain and attract employees. The proposed plan is intended to replace a portion of the annual cash bonus that Actions currently awards its employees. Actions’ board of directors believes the new compensation structure will align employees’ long- term incentives with shareholders’ objectives while having limited impact on Actions’ financial results.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Suzanne Craig or Lisa Laukkanen	Calvin Lau
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com	Actions Semiconductor
lisa@blueshirtgroup.com	+86-756 3392 353 *1018
415-217-4962 or 415-217-4967
Chung Hsu
Director of Business Development
Actions Semiconductor
Chung@actions-semi.com
+86-756 3392 353 *1015